Exhibit 99.1

DESCARTES REPORTS FISCAL 2017 FIRST QUARTER RESULTS
Record Revenues and Operating Performance

WATERLOO, Ontario — May 26, 2016 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2017 first quarter (Q1FY17) ended April 30, 2016. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We continue to add capabilities, content and scale to the Global Logistics Network so that shippers, carriers, logistics intermediaries and governments can collaborate to execute shipments in a safe and efficient manner,” said Edward J. Ryan, Descartes’ CEO. “We believe that consumer expectations relating to buying and delivering goods continue to evolve and are placing more and more demands on global and domestic supply chains. We continue to evolve our solutions and combine with complementary businesses to address this. With a long track record of significant research and development investment and profitable operations, combined with a strong balance sheet and additional capital capacity, we believe we’re ideally positioned to help delivery-sensitive customers compete in these new market conditions.”

Q1FY17 Financial Results
As described in more detail below, key financial highlights for Descartes in Q1FY17 included:
•	Revenues of $48.9 million, up 10% from $44.4 million in the first quarter of fiscal 2016 (Q1FY16) and up 2% from $48.0 million in the previous quarter (Q4FY16);
•	Services revenues of $47.5 million, up 14% from $41.7 million in Q1FY16 and up 3% from $46.3 million in Q4FY16. Services revenues comprised 97% of total revenues for the quarter;
•	Cash provided by operating activities of $15.9 million, up 34% from $11.9 million in Q1FY16 and down from $16.2 million in Q4FY16;
•	Net income of $6.0 million, up 22% from $4.9 million in Q1FY16 and up 11% from $5.4 million in Q4FY16;
•	Earnings per share on a diluted basis of $0.08, up 33% from $0.06 in Q1FY16 and up 14% from $0.07 in Q4FY16;
•
Adjusted EBITDA of $16.6 million, up 17% from $14.2 million in Q1FY16 and up 2% from $16.3 million in Q4FY16. Adjusted EBITDA as a percentage of revenues was 34%, up from 32% in Q1FY16 and consistent with Q4FY16; and

•	Adjusted EBITDA per share on a diluted basis of $0.22, up 16% from $0.19 in Q1FY16 and up 5% from $0.21 in Q4FY16.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY17	Q4 FY16	Q3 FY16	Q2 FY16	Q1 FY16
Revenues	48.9	48.0	47.4	45.2	44.4
Services revenues	47.5	46.3	45.5	42.8	41.7
Gross margin	72%	72%	72%	70%	70%
Cash provided by operating activities	15.9	16.2	13.4	12.8	11.9
Net income	6.0	5.4	5.2	5.1	4.9
Earnings per diluted share	0.08	0.07	0.07	0.07	0.06
Adjusted EBITDA	16.6	16.3	15.8	14.6	14.2
Adjusted EBITDA as a % of revenues	34%	34%	33%	32%	32%
Adjusted EBITDA per diluted share	0.22	0.21	0.21	0.19	0.19

Cash Position
At April 30, 2016, Descartes had $55.6 million in cash. Cash has increased $18.4 million in Q1FY17 primarily due strong cash flow provided by operating activities.

The table set forth below provides a summary of cash flows for Q1FY17 in millions of dollars:

Q1FY17
Cash provided by operating activities	15.9
Purchase of marketable securities	(0.2)
Sale of marketable securities	2.8
Additions to property and equipment	(1.3)
Acquisition of subsidiaries, net of cash acquired	(10.4)
Proceeds from borrowing on credit facility	10.8
Payment of debt issuance costs	(0.6)
Issuance of common shares, net of issuance costs	(0.1)
Effect of foreign exchange rate on cash	1.5
Net change in cash	18.4
Cash, beginning of period	37.2
Cash, end of period	55.6

Debt Facility Increased from $77 million to $150 million; Files New Shelf Prospectus

On March 2, 2016, Descartes amended its $77.0 million revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five-year maturity (March 2021) with no fixed repayment dates prior to the end of the five-year term. As of April 30, 2016, $10.9 million has been borrowed on the revolving operating credit facility and $139.1 million of the revolving operating credit facility remains available for use. No amounts have been drawn on the facility available to support foreign exchange and interest rate hedging. We are in compliance with the covenants of the credit facility as of April 30, 2016.

Descartes’ existing base shelf prospectus was scheduled to expire in May 2016. On April 18, 2016, Descartes filed a new final short-form base shelf prospectus, allowing it to offer and issue securities in amounts, at prices and on terms that may be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold pursuant to the base shelf prospectus during the 25-month period ending in May 2018 is limited to $500 million.

Acquisition of pixi* Software GmbH
On April 29, 2016, Descartes acquired pixi* Software GmbH, a leading Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management. The company’s solutions help its customers automate e-commerce processes originating from online orders across hundreds of e-commerce sites in Europe. The total purchase price for the acquisition was approximately EUR 9.2 million (approximately USD $10.4 million at April 29, 2016), net of cash acquired, which was funded by drawing on our credit facility.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, May 26. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 8375361#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until June 2, 2016, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8375361#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, cloud-based solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
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Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' future, opportunities and business; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions since the beginning of fiscal 2015, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY17, Q4FY16, Q3FY16, Q2FY16 and Q1FY16, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY17	Q4FY16	Q3FY16	Q2FY16	Q1FY16
Net income, as reported on Consolidated Statements of Operations	6.0	5.4	5.2	5.1	4.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.1	0.1	0.1	0.1
Investment income	(0.5)	-	-	(0.1)	(0.1)
Income tax expense	1.9	1.4	1.9	1.8	2.1
Depreciation expense	0.7	1.1	0.8	0.8	0.7
Amortization of intangible assets	7.2	7.3	6.9	6.0	6.0
Stock-based compensation and related taxes	0.5	0.4	0.5	0.5	0.3
Acquisition-related expenses	0.7	0.6	0.4	0.4	0.1
Restructuring charges	-	-	-	-	0.1
Adjusted EBITDA	16.6	16.3	15.8	14.6	14.2

Weighted average diluted shares outstanding (thousands)	76,419	76,423	76,421	76,396	76,344
Diluted earnings per share	0.08	0.07	0.07	0.07	0.06
Adjusted EBITDA per diluted share	0.22	0.21	0.21	0.19	0.19

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

Year Ended	April 30,	January 31,
	2016	2016
ASSETS
CURRENT ASSETS
Cash	55,563	37,213
Short-Term marketable securities	2,969	4,639
Accounts receivable (net)
Trade	27,578	25,614
Other	3,158	3,131
Prepaid expenses and other	4,508	4,205
Inventory	193	155
	93,969	74,957
OTHER LONG-TERM ASSETS	1,349	468
PROPERTY AND EQUIPMENT, NET	9,888	8,604
DEFERRED INCOME TAXES	15,820	16,804
DEFERRED TAX CHARGE	805	906
INTANGIBLE ASSETS, NET	139,642	133,562
GOODWILL	227,582	217,486
	489,055	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,080	4,473
Accrued liabilities	17,471	16,844
Income taxes payable	2,313	2,086
Deferred revenue	18,285	16,639
	43,149	40,042
LONG-TERM DEBT	10,884	-
LONG-TERM DEFERRED REVENUE	959	941
LONG-TERM INCOME TAXES PAYABLE	4,353	3,672
DEFERRED INCOME TAXES	8,551	6,097
	67,896	50,752

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,762,184 at April 30, 2016 (January 31, 2016 – 75,761,184)	252,486	252,471
Additional paid-in capital	447,142	446,747
Accumulated other comprehensive loss	(22,204)	(34,880)
Accumulated deficit	(256,265)	(262,303)
	421,159	402,035
	489,055	452,787

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30, 2016	April 30, 2015

REVENUES	48,911	44,424
COST OF REVENUES	13,689	13,383
GROSS MARGIN	35,222	31,041
EXPENSES
Sales and marketing	5,682	5,470
Research and development	8,790	7,471
General and administrative	5,334	4,946
Other charges	709	158
Amortization of intangible assets	7,151	5,976
	27,666	24,021
INCOME FROM OPERATIONS	7,556	7,020
INTEREST EXPENSE	(129)	(144)
INVESTMENT INCOME	513	75
INCOME BEFORE INCOME TAXES	7,940	6,951
INCOME TAX EXPENSE
Current	711	271
Deferred	1,191	1,779
	1,902	2,050
NET INCOME	6,038	4,901
EARNINGS PER SHARE
Basic	0.08	0.06
Diluted	0.08	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,761	75,484
Diluted	76,419	76,344

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30, 2016	April 30, 2015
OPERATING ACTIVITIES
Net income	6,038	4,901
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	748	667
Amortization of intangible assets	7,151	5,976
Stock-based compensation expense	397	361
Other non-cash operating activities	(505)	-
Deferred tax expense	1,191	1,779
Deferred tax charge	100	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(876)	(336)
Other	44	(55)
Prepaid expenses and other	(65)	(169)
Inventory	(12)	77
Accounts payable	443	(928)
Accrued liabilities	(723)	(337)
Income taxes payable	892	(1,404)
Deferred revenue	1,064	1,320
Cash provided by operating activities	15,887	11,852
INVESTING ACTIVITIES
Purchase of marketable securities	(241)	-
Sale of marketable securities	2,778	-
Additions to property and equipment	(1,272)	(935)
Acquisition of subsidiaries, net of cash acquired	(10,372)	-
Cash used in investing activities	(9,107)	(935)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,801	-
Payment of debt issuance costs	(639)	-
Issuance of common shares for cash, net of issuance costs	(73)	72
Cash provided by financing activities	10,089	72
Effect of foreign exchange rate changes on cash	1,481	(530)
Increase in cash	18,350	10,459
Cash, beginning of period	37,213	118,053
Cash, end of period	55,563	128,512